WOODSIDE

6 February 2007

07021073

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Clarification

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 2/16

WOODSIDE PETROLEUM LTD.
ABN - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 6 FEBRUARY 2007
8:00AM (AWDT)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CLARIFICATION

Woodside Energy Ltd. wishes to clarify reports in the media about a suggested revenue shortfall at the company.

The suggestion of a revenue shortfall is based on a note to staff about the general effect of lower production projections which have previously been released to the market. It was not intended as a financial forecast and should not be read as such.

Any changes to Woodside's expected 2007 exploration and capital spending would be presented in the full year results to be released on 21 February 2007.

The media reports also speculate on the possibility of future asset sales. The staff note was in keeping with comments made in briefings to the market in August 2006 and November 2006 that liquefied natural gas projects were the company's first priority.

END